Exhibit 99.1

Jiayuan Announces First Quarter 2014 Financial Results

BEIJING, China, June 3, 2014 — Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE), operator of the largest online dating platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2014.

First Quarter 2014 Highlights1

•                     Net revenues were RMB134.3 million (US$21.6 million), a year-over-year increase of 20.5%.

•                     Operating loss was RMB20.7 million (US$3.3 million), compared with operating income of RMB9.4 million for the corresponding quarter of 2013. Non-GAAP2 operating loss, was RMB19.0 million (US$3.1 million), compared with non-GAAP operating income of RMB13.5 million for the corresponding quarter of 2013.

•                     Net loss was RMB13.9 million (US$2.2 million), compared with net income of RMB7.9 million for the corresponding quarter of 2013. Non-GAAP net loss was RMB12.3 million (US$2.0 million), compared with non-GAAP net income of RMB12.1 million for the corresponding quarter of 2013.

•                     Average monthly active user accounts3 were 5.4 million, a 4.1% increase from the corresponding period in 2013 and 9.7% sequentially.

“I am pleased to report a solid start to the year with revenues increasing 20.5% from the same period last year as we continue to execute our online-to-offline strategy,” commented Mr. Linguang Wu, Chief Executive Officer of Jiayuan. “We achieved triple-digit revenue growth year over year in our personalized matchmaking business, which now spans 43 locations in 32 cities and accounts for 16.7% of revenues. We expect that, going forward, it will increasingly form a larger and more meaningful portion of our total revenues as we look to increase our market share. Our proprietary online dating platforms, which we have built and honed over the past decade, now draw nearly 5.4 million active users per month, giving us the power to consolidate this growing market of helping singles find love in China.”

“We saw healthy growth in active users during the first quarter, increasing 9.7% sequentially and 4.1% from the same period in 2013. In particular, we are excited to see significant user growth from our new brands iZhenxin.com and Qiuai.com. In addition to our dating-focused products, we have been hard at work developing a new range of products that extend Jiayuan’s services beyond matchmaking and into building relationships.”

Mr. Shang Koo, Chief Financial Officer of Jiayuan added, “Our financial results continued to improve in-line with our expectations. We had solid revenue and user growth while maintaining positive cash flow. We believe that 2014 will be an important year for Jiayuan as we focus on investing in our brand and new products. Selling and marketing expenses grew significantly during the quarter, primarily due to a new TV brand advertising campaign that we launched during the Chinese New Year’s holiday. Our investments in various branding initiatives are expected to continue throughout the rest of the year as we look to take advantage of this window of opportunity to advertise our unique products and increase our market share.”

1  This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ amounts as of and for the quarter ended March 31, 2014, were made at an exchange rate of RMB6.2164 to US$1.00, representing the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on March 31, 2014. Jiayuan’s functional currency is U.S. dollar and reporting currency is RMB.

2  Explanation of Jiayuan’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Financial Measures’’ and “Reconciliations to Unaudited Condensed Consolidated Statements of Comprehensive Income”.

3  Active user accounts are registered user accounts through which registered users have logged in to the Jiayuan platforms at least once within a calendar month, in the case of user accounts registered in prior months, or on at least two separate days within a calendar month, including the day of completion of the registration process, in the case of user accounts newly registered in the calendar month. In the first quarter of 2014, average monthly active user accounts include active user accounts with Jiayuan.com, izhenxin.com, juedui100.com and qiuai.com.

First Quarter 2014 Operational Results

The number of average monthly active user accounts3 was 5,399,646, compared with 5,188,638 for the corresponding period of 2013 and 4,920,553 for the previous quarter.

The number of average monthly paying user accounts4 was 1,452,377, compared with 1,279,063 for the corresponding period of 2013 and 1,382,873 for the previous quarter.

Average monthly revenue per paying user (“ARPU”) for online services was RMB23.9, compared with RMB26.1 for the corresponding period in 2013 and RMB25.3 for the previous quarter.

First Quarter 2014 Financial Results

Jiayuan reported net revenues of RMB134.3 million (US$21.6 million) for the first quarter of 2014, representing a year-over-year increase of 20.5% from RMB111.5 million and a 0.9% sequential increase from RMB133.1 million. The year-over-year increase was primarily due to strong growth in the Company’s personalized matchmaking services and online services.

•                     Online services contributed RMB107.1 million (US$17.2 million), or 79.8% of net revenues during the first quarter of 2014, representing a year-over-year increase of 6.9% from RMB100.2 million, and a slight decline from RMB107.7 million in the previous quarter. The year-over-year increase was mainly attributable to an increase of 13.6% in paying user accounts.

•                     Personalized matchmaking services, contributed RMB22.4 million (US$3.6 million), or 16.7% of net revenues during the first quarter of 2014, representing a year-over-year increase of 139.1% from RMB9.4 million, and a quarter-over-quarter increase of 13.9% from RMB19.7 million. The year-over-year and sequential increases were a result of the expanded number of service locations and cities in which the Company offers personalized matchmaking services.

•                     Events and others contributed RMB4.8 million (US$772,000), or 3.5% of net revenues during the first quarter of 2014, representing a year-over-year increase of 145.9% from RMB2.0 million, and a quarter-over-quarter decrease of 16.9% from RMB5.8 million. The year-over-year increase was primarily due to increased sponsorship of the Company’s events and advertisements placed on the Company’s website. The sequential decrease was primarily as a result of the decline in the number of events held.

Cost of revenues for the first quarter of 2014 was RMB53.2 million (US$8.6 million), representing a year-over-year increase of 40.3% from RMB37.9 million, and a slight increase of 1.8% from RMB52.3 million during the previous quarter. The year-over-year increase was in-line with the growth of the Company’s personalized matchmaking services and online services.

4  In the first quarter of 2014, average monthly paying user accounts include paying user accounts with Jiayuan.com, izhenxin.com, juedui100.com and qiuai.com.

Gross profit for the first quarter of 2014 was RMB81.1 million (US$13.0 million), representing a year-over-year increase of 10.2% from RMB73.6 million, and a slight increase from RMB80.8 million for the previous quarter. The year-over-year and sequential increases were in-line with the increases in net revenues.

Selling and marketing expenses were RMB83.0 million (US$13.4 million) for the first quarter of 2014, representing a year-over-year increase of 88.1% from RMB44.1 million, and an 87.4% sequential increase from RMB44.3 million. The increases were primarily due to the launch of a TV brand advertising campaign during the 2014 Chinese New Year.

General and administrative expenses were RMB13.3 million (US$2.1 million) during the first quarter of 2014, representing a year-over-year decrease of 9.9% from RMB14.8 million and a  sequential increase of 3.9% from RMB12.8 million. The year-over-year decrease was primarily due to the decline in rental expenses associated with the Company’s self-owned office space and a decline in the recognition of employee stock option expenses.

Research and development expenses were RMB5.5 million (US$881,000) during the first quarter of 2014, representing a year-over-year increase of 3.1% from RMB5.3 million, and a quarter-over-quarter decrease of 7.7% from RMB5.9 million. The year-over-year increase resulted from an expansion of the R&D team in order to improve existing products providing a better user experience and develop new products as a part of the Company’s segmentation strategy. The sequential decrease was primarily due to the decline in the provision of year-end bonuses and recognition of employee stock option expenses.

Operating loss during the first quarter of 2014 was RMB20.7 million (US$3.3 million), compared with operating income of RMB9.4 million for the corresponding quarter of 2013, and operating income of RMB17.8 million in the previous quarter. The operating loss was due to the increase in operating expenses associated with the advertising campaign the Company launched during the 2014 Chinese New Year holiday. Excluding share-based compensation expenses, non-GAAP operating loss for the first quarter of 2014 was RMB19.0 million (US$3.1 million), compared with non-GAAP operating income of RMB13.5 million for the corresponding quarter of 2013, and non-GAAP operating income of RMB18.0 million for the previous quarter.

Foreign currency exchange net loss for the first quarter of 2014 was RMB1.3 million (US$205,000), compared with a foreign currency exchange net gain of RMB135,000 for the corresponding quarter of 2013 and a foreign currency exchange net gain of RMB616,000 for the previous quarter. The foreign currency exchange net loss for the first quarter of 2014 was mainly attributable to depreciation of the Chinese Yuan against the U.S. dollar during the period. Part of the proceeds from Jiayuan’s IPO were converted into RMB and are held by its overseas entities whose functional currency is the U.S. dollar.

Net loss for the first quarter of 2014 was RMB13.9 million (US$2.2 million), compared with net income of RMB7.9 million for the corresponding quarter of 2013, and net income of RMB25.0 million for the previous quarter. Excluding share-based compensation expenses, non-GAAP net loss for the first quarter of 2014 was RMB12.3 million (US$2.0 million), compared with non-GAAP net income of RMB12.1 million for the corresponding quarter of 2013, and non-GAAP net income of RMB25.2 million for the previous quarter.

Basic and diluted net loss per ADS5 for the first quarter of 2014 were RMB0.47 (US$0.08) and RMB0.47 (US$0.08), respectively, compared with basic and diluted net income per ADS of RMB0.27 and RMB0.26 for the corresponding quarter of 2013, and basic and diluted net income per ADS of RMB0.83 and RMB0.82, respectively, for the previous quarter.

Excluding share-based compensation expenses, non-GAAP basic and diluted net loss per ADS for the first quarter of 2014 were RMB0.41 (US$0.07) and RMB0.41 (US$0.07), respectively, compared with non-GAAP basic and diluted net income per ADS of RMB0.41 and RMB0.40 for the corresponding quarter of 2013 and non-GAAP basic and diluted net income per ADS of RMB0.84 and RMB0.83, respectively, for the previous quarter.

As of March 31, 2014, Jiayuan had cash and cash equivalents and short-term deposits of RMB578.0 million (US$93.0 million). Cash flows from operating activities for the first quarter of 2014 were RMB 1.4 million (US$218,000).

The weighted average number of ADSs outstanding used in calculating diluted net loss per ADS and non-GAAP diluted net loss per ADS in the first quarter of 2014 was 29.8 million. As of March 31, 2014, the Company had 33.3 million ADSs outstanding, including 504,000 ADSs issued to the depository for future exercise of options.

Second Quarter 2014 Outlook

Jiayuan currently expects to generate net revenues in the range of RMB145 million to RMB147 million for the second quarter of 2014. This forecast reflects Jiayuan’s current and preliminary view, which is subject to change.

Conference Call Information

Jiayuan’s management will host a conference call to discuss its results and outlook today, June 3, 2014, at 8:00 p.m. U.S. Eastern Time (8:00 a.m. June 4, 2014 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

•	United States:	+1-845-6750-438
•	United States (Toll-free):	+1-855-5008-701
•	Hong Kong:	+852-3051-2745
•	China:	400-1200-654
•	International/All other regions:	+65-6723-9385

Passcode:		47162108

A replay of the conference call may be accessed by phone at the following number until June 11, 2014:

International:	+61-2-9003-4211

Passcode:	47162108

A live and archived webcast of the conference call will be available at ir.jiayuan.com.

5  Basic and diluted net loss per ADS are calculated based on net loss attributable to ordinary shareholders and the corresponding basic and diluted number of ADSs, assuming that, during each period presented, every two ADSs represent three ordinary shares of Jiayuan.

About Jiayuan

Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. As a pioneer in China’s online dating market, Jiayuan ranks first in terms of number of unique visitors, average time spent per user and average page views per user among all online dating websites in China in 2013, according to iResearch. Jiayuan recorded an average of 5.4 million monthly active user accounts in the first quarter of 2014. Every two of Jiayuan’s American Depositary Shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Jiayuan may also make written or verbal forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users; competition in the Chinese online dating markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of any litigation or arbitration; the expected growth of the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and online dating websites and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our documents filed with the U.S. Securities and Exchange Commission. Jiayuan does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Jiayuan undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

We disclose non-GAAP financial measures of operating income, net income and net income per ADS, each of which is adjusted to exclude share-based compensation expense. We review non-GAAP financial measures to obtain an additional understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expense, which have been and will continue to be significant recurring expenses in our business. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Reconciliation To Unaudited Condensed Consolidated Statement of Comprehensive Income” included in this press release.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that it does not include all items that impact our non-GAAP financial measures during the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to GAAP financial measures. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

For investor and media inquiries, please contact:

China

Ms. Shirley Zhang
Jiayuan.com International Ltd.
+86 (10) 6442-2321
ir@jiayuan.com

Mr. Christian Arnell
Christensen Investor Relations Group
+86-10-5900-1548
carnell@christensenir.com

US

Ms. Linda Bergkamp
Christensen Investor Relations Group
+1-480-614-3004
Email: lbergkamp@ChristensenIR.com

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	March 31,	December 31,	March 31,
	2013	2013	2014	2014
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	397,195	232,613	345,952	55,652
Short-term deposits	145,594	336,299	232,000	37,321
Term deposits	10,000	—	—	—
Available-for-sale securities	5,088	5,233	5,301	853
Accounts receivable, net	26,420	33,987	37,778	6,077
Deferred tax assets	3,618	3,628	8,122	1,307
Prepaid expenses and other current assets	20,521	23,695	36,768	5,915
Total current assets	608,436	635,455	665,921	107,125
Non-current assets:
Property and equipment, net	99,109	99,484	96,304	15,492
Intangible assets, net	4,447	4,275	4,109	661
Goodwill	789	789	789	127
Total assets	712,781	740,003	767,123	123,405

LIABILITIES
Current liabilities:
Deferred revenue, current portion	111,430	125,391	147,109	23,665
Accounts payable	164	5,864	9,267	1,491
Accrued expenses and other current liabilities	29, 216	39,615	41,977	6,753
Income tax payable	16,529	22,226	23,678	3,809
Dividend Payable	—	—	44,400	7,142
Total current liabilities	157,339	193,096	266,431	42,860
Non-current liabilities:
Deferred revenue, non-current portion	1,394	369	158	25
Accrued expenses and other current liabilities, non-current portion	—	2,730	4,680	753
Deferred tax liabilities	763	4,590	3,801	611
Total liabilities	159,496	200,785	275,070	44,249

SHAREHOLDERS’ EQUITY
Ordinary shares	343	349	352	57
Additional paid-in capital	540,741	506,458	471,097	75,783
Less: Treasury shares	(63,776)	(91,100)	(91,100)	(14,655)
Statutory reserves	9,502	9,974	9,974	1,604
Retained earnings	71,119	126,367	112,450	18,091
Accumulated other comprehensive loss	(4,644)	(12,830)	(10,720)	(1,724)
Total shareholders’ equity	553,285	539,218	492,053	79,156

Total liabilities and shareholders’ equity	712,781	740,003	767,123	123,405

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended,
	March 31, 2013	Dec 31, 2013	March 31, 2014
	RMB	RMB	RMB	US$

Net revenues	111,509	133,098	134,322	21,608
Cost of revenues	(37,939)	(52,304)	(53,224)	(8,562)

Gross profit	73,570	80,794	81,098	13,046

Operating expenses:
Selling and marketing expenses	(44,120)	(44,287)	(82,997)	(13,351)
General and administrative expenses	(14,777)	(12,806)	(13,308)	(2,141)
Research and development expenses	(5,314)	(5,934)	(5,479)	(881)
Total operating expenses	(64,211)	(63,027)	(101,784)	(16,373)

Operating income/(loss)	9,359	17,767	(20,686)	(3,327)

Interest income, net	2,260	3,907	4,371	703
Foreign currency exchange gain/(loss), net	135	616	(1,275)	(205)
Other (expenses)/ income, net	(322)	4,037	(86)	(14)
Income/(loss) before income tax	11,432	26,327	(17,676)	(2,843)
Income tax (expenses)/benefit	(3,496)	(1,305)	3,759	605

Net income/(loss)	7,936	25,022	(13,917)	(2,238)

Net income/(loss) per ADS — Basic	0.27	0.83	(0.47)	(0.08)
Net income/(loss) per ADS — Diluted	0.26	0.82	(0.47)	(0.08)

ADSs used in computing basic net income per ADS	29,887,038	29,993,579	29,786,294	29,786,294
ADSs used in computing diluted net income per ADS	30,599,249	30,538,260	29,786,294	29,786,294

JIAYUAN.COM INTERNATIONAL LTD.

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(IN RMB THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three Months Ended March 31, 2013			Three Months Ended December 31, 2013			Three Months Ended March 31, 2014
	GAAP	Non-GAAP Adjustments(a)	Non-GAAP	GAAP	Non-GAAP Adjustments(a)	Non-GAAP	GAAP	Non-GAAP Adjustments(a)	Non-GAAP
Operating income/(loss)	9,359	4,178	13,537	17,767	211	17,978	(20,686)	1,666	(19,020)
Net income/(loss)	7,936	4,178	12,114	25,022	211	25,233	(13,917)	1,666	(12,251)
Basic net income/(loss) per ADS	0.27		0.41	0.83		0.84	(0.47)		(0.41)
Diluted net income/(loss) per ADS	0.26		0.40	0.82		0.83	(0.47)		(0.41)
ADSs used in computing basic net income per ADS	29,887,038		29,887,038	29,993,579		29,993,579	29,786,294		29,786,294
ADSs used in computing diluted net income per ADS	30,599,249		30,599,249	30,538,260		30,538,260	29,786,294		29,786,294

Note:

(a)              To adjust for share-based compensation expense.